UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: January 26, 2004

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☑

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(1):  ☐ ]

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(7):  ☐ ]

[indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐	No ☑

EXHIBIT INDEX

Number	Description

99.1	Press release dated January 26, 2004 announcing pricing of secondary offering of common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)

Date: January 26, 2004	By:	/s/ Robert S. Armstrong Robert S. Armstrong, Corporate Secretary

NEWS RELEASE

FOR IMMEDIATE RELEASE: January 26, 2004

RITCHIE BROS. AUCTIONEERS PRICES SECONDARY OFFERING OF COMMON SHARES

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced that it has executed an underwriting agreement with respect to the secondary offering of common shares announced on January 15, 2004. Warm Springs Investments Ltd., a company controlled by David E. Ritchie, Ritchie Bros.’ Chairman and Chief Executive Officer, is offering up to 2,000,000 common shares at a price of $50.75 per share, which includes 260,870 common shares subject to an over-allotment option granted to the underwriters by the selling shareholder. Ritchie Bros. will not receive any proceeds from the offering. Raymond James Ltd. is the lead underwriter for the offering, and CIBC World Markets Inc., William Blair & Company, L.L.C. and Scotia Capital Inc. comprise the remaining members of the underwriting syndicate.

Ritchie Bros.’ common shares will be listed for trading on the Toronto Stock Exchange on January 27, 2004. Closing of the offering is expected to occur on January 30, 2004, prior to the commencement of trading that day on the New York Stock Exchange and the Toronto Stock Exchange.

A registration statement relating to the common shares has been filed with the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the U.S. final prospectus relating to the offering may be obtained from Raymond James & Associates, 880 Carillon Parkway, St. Petersburg, Florida 33716 and copies of the Canadian supplemented prospectus relating to the offering may be obtained from Raymond James Ltd., 40 King St. West, Suite 5400, Toronto, Ontario M5H 3Y2.

About Ritchie Bros.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries.

For further information, please contact:
Bob Armstrong
VP – Finance
Phone:      604 273 2101
Fax:          604 273 2405
Email:      barmstrong@rbauction.com